TCFG Wealth Management, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCFG Wealth Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28202 Cabot Road, Suite 300
(No. and Street)

Laguna Niguel	CA	92677
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rick Roberts	(949) 365-5830	rroberts@tcfgwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 N St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rick Roberts_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TCFG Wealth Management LLC_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TCFG Wealth Management, LLC

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
TCFG Wealth Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 16, 2026

TCFG Wealth Management, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	649,241
Due from broker		390,926
Investments at fair value (Cost $12,141)		12,141
Accounts receivable		91,633
Accounts receivable, related parties		64,138
Prepaid expenses		51,424
	$	1,259,503

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Commissions payable	$	137,823
Accrued expenses		2,184
Due to broker		16,845
Total liabilities		156,852
Member's equity		1,102,651
Total Liabilities and Member's Equity	$	1,259,503

The accompanying notes are an integral part of these financial statements.

TCFG Wealth Management, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues		
Merger and acquisition fees	$	1,018,750
Commissions		767,416
Distribution fees		560,169
Fee income		95,527
Private placements		188,090
Trading income		153,448
Interest income		183,513
Other income		98,702
Total Revenues		3,065,615
Expenses		
Commissions		2,035,656
Salaries, wages and benefits		691,546
Clearing charges		90,450
Software subscriptions		66,676
Professional fees		60,458
Insurance expense		52,212
Rent		46,240
Regulatory expenses		15,942
General and administrative		30,251
Total Expenses		3,089,431
Net loss	$	(23,816)

The accompanying notes are an integral part of these financial statements.

TCFG Wealth Management, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balances at December 31, 2024	$	1,246,467
Distributions		(120,000)
Net loss		(23,816)
Balances at December 31, 2025	$	1,102,651

The accompanying notes are an integral part of these financial statements.

TCFG Wealth Management, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(23,816)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Decrease in due from broker		16,538
Increase in accounts receivable		(18,773)
Increase in accounts receivable, related parties		(14,322)
Increase in prepaid expenses		(2,635)
Increase in commissions payable		72,249
Decrease in accrued expenses		(38)
Increase in due to broker		3,712
Net cash provided by operating activities		32,915
Cash flows from investing activities		
Net cash provided by investing activities		-
Cash flows from financing activities		
Capital distributions		(120,000)
Net cash used in financing activities		(120,000)
Net decrease in Cash		(87,085)
Cash at beginning of period		736,326
Cash at end of period	$	649,241

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	0
State income taxes	$	0

The accompanying notes are an integral part of these financial statements.

Note 1 -   Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized on April I 0, 2012, under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA ")and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity, fixed- income capital markets, asset management, and private equity businesses, including securities brokerage and asset management services. The Company has a sole member, Certus Financial Group, LLC ("Certus").

Note 1 -   Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting per generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 1 -   Summary of Significant Accounting Policies, continued

For the year ended December 31, 2025, the application of valuation techniques applied to similar assets and liabilities has been consistent.

All investments held in the amount of $12,141 were considered level 3 in the fair value hierarchy at December 31, 2025.

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2025.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash, accounts receivable, accounts payable, and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $6,000. The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

Retirement
The Company has a 401(k) Plan for eligible employees. Total contributions for the year ended December 31, 2025, were $21,543.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Principal Operations Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 2 -   Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the following five-step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's primary sources of revenue from contracts with customers include merger and acquisition advisory fees, commissions, distribution fees, fee income, private placement fees, and certain other income. Trading income is recognized in accordance with ASC Topic 320 and ASC Topic 825 (principally on a trade-date basis at fair value), and interest income is recognized as earned under the effective interest method and is not within the scope of ASC 606.

Note 2 -   Revenue Recognition, continued

The Company generally acts as principal in its revenue arrangements, except in certain agency relationships (e.g., certain commissions or distribution arrangements) where it acts as agent and recognizes revenue on a net basis.

Significant revenue categories are as follows:

Merger and Acquisition Fees
These fees are earned for providing advisory services related to mergers, acquisitions, divestitures, and other strategic transactions. The performance obligation is typically satisfied at a point in time upon the successful completion and closing of the transaction (when the Company has substantially completed its services, the transaction meets specified conditions, and the fee is no longer contingent). Revenue is recognized at that point, net of any estimated concessions or adjustments.

Commissions
Commissions are earned from executing, clearing, or brokering securities transactions on behalf of customers. The performance obligation is satisfied at the point in time when the trade is executed (trade-date basis), as that is when control of the brokerage service is transferred and the Company is entitled to the consideration.

Distribution Fees
These fees are earned for distributing mutual funds, structured products, or other investment products to customers. Upfront distribution fees are recognized at the point in time of sale when the product is placed with the customer. Trailing or ongoing distribution fees (e.g., 12b-1 fees) are recognized over time as the services are provided (e.g., ratably over the period the assets remain under management or as remitted), reflecting the transfer of ongoing distribution support.

Fee Income
This includes various advisory, consulting, or service fees (e.g., account maintenance, advisory, or other non-transactional fees). Revenue is recognized over time as the related services are performed (typically ratably over the service period) or at a point in time when the specific service is completed and control is transferred.

Private Placements
Fees from arranging or facilitating private placements of securities are generally recognized at a point in time upon successful closing of the placement, when the performance obligation (structuring, marketing, and placement services) is satisfied and the transaction is completed.

Trading Income
Represents net gains and losses from principal trading activities in securities and other financial instruments. These are recognized on a trade-date basis at fair value, with realized and unrealized gains/losses reflected in earnings. Trading income is not within the scope of ASC 606.

Interest Income
Interest earned on margin loans, securities borrowed/lent, or other interest-bearing assets is recognized as earned over time using the effective interest method and is not within the scope of ASC 606.

Other Income
Includes miscellaneous revenues such as miscellaneous fees or other non-recurring items. Recognition depends on the nature of the item, generally at the point in time the performance obligation is satisfied or as services are rendered.

Note 2 - Revenue Recognition, continued

The Company has no material contract assets or contract liabilities related to its revenue contracts as of the balance sheet date, as performance obligations are typically satisfied at or near the time consideration is due. Payment terms are generally short-term, and collectability is assessed based on customer creditworthiness and historical experience.

No significant financing components exist in the Company's contracts due to the short duration between transfer of services and payment. Variable consideration (e.g., performance-based or contingent fees) is estimated using the expected value or most likely amount method and is included in the transaction price only to the extent it is probable that a significant reversal will not occur.

The Company disaggregates revenue based on the nature of its services, as presented in the statement of operations, which reflects the timing and pattern of transfer of goods or services to customers.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of December 31, 2025, the Company had net capital of approximately $962,899 and net capital requirements of $10,457. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 4 - Commitments, Contingencies or Guarantees

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "ESA") with its parent, Certus Financial Group, LLC ("Certus"), effective October 1, 2024. Under the ESA, Certus provides administrative and back-office support services and pays certain overhead expenses on the Company's behalf. The Company reimburses Certus for its allocable share of these expenses in accordance with the methodology set forth in Schedule A to the ESA (primarily profit contribution, headcount/hours worked, or usage).

Note 5 -   Related Party Transactions, continued

During the year ended December 31, 2025, the Company reimbursed Certus $173,547, consisting of $46,240 in rent and $127,307 in compensation.

The Company also incurs certain expenses on behalf of the affiliated group and bills its parent, an affiliated investment advisor, and an affiliated insurance company for their allocable shares using consistent methodologies. During the year, the Company billed its parent $14,400, the affiliated investment advisor $159,600, and the affiliated insurance company $42,000 for such expenses (primarily E&O insurance, internet/email/IT, computer services, and office supplies). The Company also incurred $372,464 in allocated salaries from the affiliated investment advisor.

At December 31, 2025, the Company had a $64,138 receivable from these related parties for unpaid expense reimbursements (payable on normal trade terms).

All intercompany balances are settled in the ordinary course of business. Unpaid amounts due to Certus are accrued as aggregate indebtedness in the Company's net capital computation in accordance with SEC Rule 15c3-1. The ESA was timely reported to FINRA, and Certus has provided evidence of adequate financial resources independent of the Company. The Company has determined that all related-party transactions are on terms no less favorable than those available from unaffiliated third parties.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2025

Schedule I

TCFG Wealth Management, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	1,102,651
Add:		
Other deductions or allowable credits		−
Total capital and allowable subordinated liabilities		1,102,651
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable, related parties		64,138
Non-allowable portion of commissions receivable		12,049
Investments, at fair value		12,141
Prepaid expenses		51,424
Net capital before haircuts on securities positions		962,899
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		−
Net capital	$	962,899

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Liabilities		
Commissions payable	$	137,823
Accrued expenses		2,184
Due to broker		16,845
Total aggregate indebtedness	$	156,852

Schedule I (continued)

<u>TCFG Wealth Management, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2025</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	10,457
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	10,457
Net capital in excess of required minimum	$	952,442
Excess net capital at 1000%	$	947,378
Ratio: Aggregate indebtedness to net capital		0.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

SCHEDULE II & III

TCFG Wealth Management, LLC
Computation for Determination of Reserve Requirements
And Information Relating to Possession or Control Requirements
Under 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
TCFG Wealth Management, LLC

We have reviewed the accompanying Exemption Report of TCFG Wealth Management, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) selling oil and gas interests (5) selling tax shelters or limited partnerships in primary distributions (6) private placements of securities (7) merger and acquisition advisory services; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

4. The Company met all of the conditions and requirements described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 16, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

TCFG Wealth Management, LLC Exemption Report

TCFG Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) selling oil and gas interests (5) selling tax shelters or limited partnerships in primary distributions (6) private placements of securities (7) merger and acquisition advisory services.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Rick Roberts, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President and Chief Executive Officer

Date of Report: March 10, 2026